Filed by NB&T Financial Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: NB&T Financial Group, Inc. Securities Exchange Act of 1934 File No. 000-23134

July 20, 2009

Dear Fellow Shareholder:

On behalf of the directors of NB&T Financial Group Inc. (NBTF), the parent company of The National Bank and Trust Company, I am pleased to enclose your second quarter dividend and inform you of our agreement to acquire Community National Corporation (“Community”), parent company of Community National Bank, Franklin, Ohio, in a cash and stock transaction.

Under the terms of the merger agreement, which has been unanimously approved by the Boards of Directors of both companies, the shareholders of Community holding of record more than 1,500 shares will be entitled to elect to receive for each share of Community common stock $11.41 in cash, 0.761 common shares of NBTF, or a combination of both. Shareholders holding of record 1,500 or fewer Community shares will be entitled to receive for each share of Community common stock $11.41 in cash. The form of consideration to be received by each Community shareholder is subject to reallocation in order to ensure that 50% of the outstanding Community shares are exchanged for cash and 50% are exchanged for NBTF common shares. The consideration also may be reduced based on a reduction in the tangible net worth of Community prior to closing, and Community shareholders may receive additional cash consideration if Community receives certain insurance proceeds. The transaction is valued at approximately $6.8 million based on the $13.74 closing trade price for each NBTF common share most recently reported on The NASDAQ Stock Market. The receipt of NBTF common shares by Community shareholders is expected to qualify as a tax-free exchange. As of June 30, 2009, Community had 624,458 common shares outstanding.

Community had total assets of $99.2 million, deposits of $89.8 million, net loans of $66.4 million and stockholders’ equity of $8.8 million as of May 31, 2009. Community National Bank presently operates full-service banking offices in the communities of Franklin, Springboro, Centerville, Carlisle and Middletown, Ohio.

The transaction is expected to close in the fourth quarter of 2009, subject to regulatory approval, the approval of Community’s shareholders and other conditions to closing.

We are excited to have Community National become part of our team. Community National’s focus on customer relationships and community banking fits perfectly with how we try to serve our customers. In addition, this transaction will continue our expansion into Warren County and give us an entrance into Montgomery and Butler counties.

Should you have any questions, please do not hesitate to contact me personally.

Sincerely,

John J. Limbert

President and C.E.O.	*Please see important information on the back of this letter.*

Additional Information

NBTF will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 concerning the merger transaction. The Registration Statement will include a combined prospectus for the offer and sale of NBTF Common Shares to Community shareholders as well as a proxy statement of Community for the solicitation of proxies from its shareholders for use at the meeting at which the merger transaction will be voted upon. The combined prospectus and proxy statement and other documents filed by NBTF with the SEC will contain important information about NBTF, Community, and the merger transaction. We urge investors and Community shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC. Community shareholders in particular should read the combined prospectus and proxy statement carefully before making a decision concerning the merger transaction. Investors and shareholders will be able to obtain a free copy of the combined prospectus and proxy statement – along with other filings containing information about NBTF – at the SEC’s website at http://www.sec.gov. Copies of the combined prospectus and proxy statement, and the filings with the SEC incorporated by reference in the combined prospectus and proxy statement, can also be obtained free of charge by directing a request to NB&T Financial Group, Inc, 48 N. South Street, Wilmington, Ohio, 45177, attention Craig F. Fortin, Chief Financial Officer, telephone (937) 382-1441.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Except for the historical and present factual information contained in this letter to shareholders, the matters discussed in this letter to shareholders, including statements as to the expected benefits of the merger transaction, and other statements identified by words such as “will,” “expected,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those set forth in the forward-looking statements, including the following: the ability to obtain regulatory approvals and termination of a regulatory agreement and Community shareholder approval of the merger transaction on the proposed terms and schedule; the possibility that certain conditions to closing may not have occurred on the proposed terms and schedules; the possibility that costs or difficulties related to the integration of the businesses of Community and NBTF will be greater than expected or that the cost savings and any revenue synergies of the combined organizations following the merger transaction may be lower or take longer to realize than expected; disruptions from the merger may make it more difficult to maintain relationships with customers, employees or suppliers; changing interest rates, foreclosure rates and other economic and financial market conditions; competition; regulatory actions and changes in laws; the ability to execute NBTF’s and Community’s business plans; and other factors described in NBTF’s filings with the SEC, including but not limited to the discussion in NBTF’s Annual Report on Form 10-K for the year ended December 31, 2008 under the caption “Risk Factors.” Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s judgment solely as of the date hereof.